Andrew D. Bulgin 410.576.4280 Fax 410.576.4196 abulgin@gfrlaw.com	233 East Redwood Street Baltimore, Maryland 21202- 3332 410.576.4000 www.gfrlaw.com

January 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crumbs Bake Shop, Inc.
Amendment No. 1 on Form 10-K/A to Annual Report on Form 10-K for the Year Ended December 31, 2011
File No. 001-35220

Ladies and Gentlemen:

On behalf of our client, Crumbs Bake Shop, Inc. (the “Company”), we hereby transmit for filing the Company’s Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2011. The attached amendment reflects the Company’s responses, filed via EDGAR on December 18, 2012, to the comments issued by the staff of the Securities and Exchange Commission on December 6, 2012 with respect to the Form 10-K. The Company’s response letter included marked text showing its proposed changes to the Form 10-K and no further revisions have been made.

Please contact the undersigned if you need anything further regarding this filing.

Sincerely yours,

/s/ Andrew D. Bulgin

Andrew D. Bulgin

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